FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              November 25, 2003


                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)


 Baltimore Technologies plc, Innovation House, 39 Mark Road, Hemel Hempstead,
                               Herts, HP2 7DN, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes .....    No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


                                  EXHIBIT INDEX


Press Release regarding: Holding(s) in Company dated: 24 November 2003




FOR IMMEDIATE RELEASE


                    Baltimore Technologies plc ("Baltimore")


Baltimore was today informed that on the 13 November 2003 Acquisitor Holdings (Bermuda) Ltd, following the purchase 456,666 shares, had a notifiable interest in 2,043,736 Baltimore Technologies plc ordinary shares, representing approximately 3.82% of the Baltimore Technologies plc ordinary shares in issue.

Additionally, Baltimore Technologies was also informed today that following the purchase of 325,000 shares on the 19 and 20 November 2003, Acquisitor Holdings (Bermuda) Ltd had a notifiable interest in 2,368,736 Baltimore Technologies ordinary shares, representing approximately 4.43% of the Baltimore Technologies plc ordinary shares in issue.

The shares will be registered in the name of Hanover Nominees Ltd.


For further information:

Baltimore Technologies plc
Phil Smith
01189 038 905

Smithfield
Will Swan
020 7360 4900


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           BALTIMORE TECHNOLOGIES PLC


                              By:___/s/ Kenneth Philip Smith ___

                                 Name:  Kenneth Philip Smith
                                 Title: CFO and Company Secretary


Date: 25 November 2003